Exhibit 99.3

**FORM OF PROXY**

**Annual General Meeting of Shareholders | October 19, 2026**

This proxy is solicited on behalf of management of Verdera Energy Corp. (the “Corporation”) and is for use at the Annual General Meeting of Shareholders to be held at 1200-750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 on October 19, 2026 at 10:00 a.m. (Pacific Time).

Please vote your shares prior to the Proxy Deadline using one of the following options:

| **VOTING METHODS** | |
|---|---|
| **INTERNET** | Visit https://uplisting.holderaccess.com/pxlogin enter your control number. |
| **EMAIL** | Complete, sign and date the proxy form and email to voteproxy@uplistadvisory.com |
| **FACSIMILE** | Complete, sign and date the proxy form and fax to 647-932-1796 |
| **MAIL** | Uplisting Advisory Services Inc., 100 King Street West, Suite 5700, Toronto, ON M5X 1C7 |

| | |
|---|---|
| Control Number: | **Shares to Vote:**<br>Meeting Date: October 19, 2026<br>Record Date: September 8, 2026<br>Proxy Deadline: October 15, 2026 |

The undersigned, being a shareholder of the Corporation, hereby appoints Janet Lee-Sheriff, Chief Executive Officer and Director, or failing her, Scott Davis, Chief Financial Officer, or instead of either of them, the following appointee:

______________________________ Please Print Appointee Name

______________________________ Please Print Email of Appointee

as proxyholder, with power of substitution, to attend, act and vote on behalf of the undersigned at the Meeting and at any adjournment or postponement thereof, in accordance with the voting instructions below.

**-PLEASE SEE VOTING GUIDELINES ON REVERSE-**

| **MATTER** | **FOR** | **WITHHOLD** |
|---|---|---|
| 1. Election of William Sheriff as a director of the Corporation. | ☐ | ☐ |
| 2. Election of Janet Lee-Sheriff as a director of the Corporation. | ☐ | ☐ |
| 3. Election of Mark Pelizza as a director of the Corporation. | ☐ | ☐ |
| 4. Election of Kevin Bambrough as a director of the Corporation. | ☐ | ☐ |
| 5. Election of Jon Indall as a director of the Corporation. | ☐ | ☐ |
| 6. Election of Gregory Hayes as a director of the Corporation. | ☐ | ☐ |
| 7. Appointment of De Visser Gray LLP as auditor of the Corporation for the ensuing year and authorization of the directors to fix the auditor’s remuneration. | ☐ | ☐ |
| 8. Approval of the Corporation’s 2026 Equity Incentive Plan, as more particularly described in the Management Information Circular. | **FOR**<br>☐ | **AGAINST**<br>☐ |

**If no voting direction is given, the management nominees intend to vote FOR each matter listed above.**

This proxy also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any adjournment or postponement thereof.

________________________ Please Print Name

________________________ Signature of Shareholder

____________ Dated

**This Proxy MUST BE SIGNED. This signed Proxy revokes and supersedes all previously dated and signed proxies.**

VERDERA ENERGY CORP.
PROXY VOTING GUIDELINES
1. MANAGEMENT SOLICITATION.
This proxy is solicited by management of the Corporation.
2. VOTING.
The Common Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions given. Where no choice is specified, the proxy will be voted FOR the matters listed on page 1.
3. ALTERNATE PROXYHOLDER.
A shareholder has the right to appoint a person who need not be a shareholder, other than the management nominees named in th is proxy. To do so, print the person’s name in the space provided on page 1.
4. EXECUTION.
The proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing. If the shareholder is a corporation, the proxy must be executed by a duly authorized officer or attorney.
5. REVOCATION.
A shareholder may revoke a proxy in accordance with the procedures described in the Management Information Circular.
RETURN OF PROXY
10:00 a.m. (Pacific time) on October 15, 2026, or two business
Deadline
days preceding any adjournment or postponement.
Uplisting Advisory Services Inc.
Mail / Delivery
100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7
Facsimile 647 - 932 - 1796
voteproxy@uplistadvisory.com
Email
NON - REGISTERED SHAREHOLDERS
If your Common Shares are held through a broker, bank, trust company or other intermediary, follow the voting instructions pr ovided by your intermediary. The procedures and applicable deadline may differ from those applicable to registered shareholders.
PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR BEFORE VOTING.

**VERDERA ENERGY CORP.**
**(the "Issuer")**

## Request for Financial Statements

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations,* registered and beneficial shareholders may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis ("MD&A") and/or annual financial statements and MD&A. If you wish to receive these documents by mail or email, please return this completed form to:

Verdera Energy Corp.
c/o Uplisting Advisory Services Inc.
100 King Street West, Suite 5700
Toronto, ON M5X 1C7
info@uplistadvisory.com

**Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.**

| **SHAREHOLDER REGISTRATION (**Please provide the name in which your shares are currently registered) | | |
|---|---|---|
| | | |
| **Street Address** | | |
| | | |
| **City** | **Province/State** | **Postal/Zip Code** |
| | | |
| **Country (if not Canada or the USA)** | **Email Address** | |
| | | |
| **Please send me the following:** | | |
| ☐ **Annual Financial Statements with MD&A**<br>(Mark this box if you would like to receive the Annual Financial Statements and related MD&A) | | |
| ☐ **Interim Financial Statements with MD&A**<br>(Mark this box if you would like to receive the Interim Financial Statements and related MD&A) | | |

*I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Issuer, and as such, request that my name be placed on the Issuer's Mailing List in respect to its annual and/or interim financial statements and MD&A for the current financial year. If I have provided my email address above, I hereby consent to its use for the delivery by the Issuer or its agent of annual and/or interim financial statements by email.*

SIGNED: ______________________________ DATE: ____________________
*(Signature of Shareholder)*